SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Multiplayer Online Dragon, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

62547F205
(CUSIP Number)

Bill G. Williams Gerald Easterling NaturalShrimp Holdings, Inc. 2068 North Valley Mills Road Waco, TX 76710 (888) 791-9474
(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

January 30, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 62547F205	SCHEDULE 13D

1	NAME OF REPORTING PERSONS NaturalShrimp Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 75,520,240
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 75,520,240
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,520,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.62% (1)
14	TYPE OF REPORTING PERSON CO
(1) Based on 85,220,240 shares outstanding on January 30, 2015.

CUSIP No. 62547F205	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Bill G. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 75,520,240
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 75,520,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,520,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.62% (1)
14	TYPE OF REPORTING PERSON IN
(1) Based on 85,220,240 shares outstanding on January 30, 2015.

CUSIP No. 62547F205	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Gerald Easterling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 75,520,240
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 75,520,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,520,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.62% (1)
14	TYPE OF REPORTING PERSON IN
(1) Based on 85,220,240 shares outstanding on January 30, 2015.

CUSIP No. 62547F205	SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.0001 par value (“Common Stock”), of Multiplayer Online Dragon, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2068 North Valley Mills Road, Waco, Texas 76710.

Item 2.	Identity and Background.

a)           This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) NaturalShrimp Holdings, Inc., a Delaware corporation (“NSH”); (ii) Bill G. Williams (“Williams”), an individual; and (iii) Gerald Easterling (“Easterling”), an individual.  Williams is a director and the Chairman of the Board and the Chief Executive Officer of NSH.  Easterling is a director and the President of NSH.  As a result of the foregoing, Williams and Easterling may be deemed beneficially to own the securities of the Issuer owned by NSH.

The Reporting Persons have entered into a Joint Filing Agreement dated as of January 30, 2015, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

 (b)           The principal office of NSH is located at 2068 North Valley Mills Road, Waco, Texas 76710.  The principal business of NSH is global shrimp farming.

The business address of Williams is c/o Multiplayer Online Dragon, Inc., 2068 North Valley Mills Road, Waco, Texas 76710. The business address of Easterling is c/o Multiplayer Online Dragon, Inc., 2068 North Valley Mills Road, Waco, Texas 76710.

(c)           Williams is a director and the Chairman of the Board and Chief Executive Officer of the Issuer. The address of the Issuer is 2068 North Valley Mills Road, Waco, Texas 76710.Easterling is a director and the President and Secretary of the Issuer. The address of the Issuer is 2068 North Valley Mills Road, Waco, Texas 76710.

(d)           During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Each individual Reporting Person is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

NSH received 75,520,240 shares (the “Shares”) of the Issuer’s Common Stock in a private transaction pursuant to that certain Asset Purchase Agreement dated as of November 26, 2014, by and among NSH and the Issuer (the “Asset Purchase Agreement”).  The Asset Purchase Agreement was filed with the Securities and Exchange Commission on December 3, 2014 on a Current Report on Form 8-K.  The transactions contemplated by the Asset Purchase Agreement closed on January 30, 2015.

Item 4.	Purpose of the Transaction.

NSH received the Shares pursuant to the Asset Purchase Agreement.  In connection with the closing of the transactions under the Asset Purchase Agreement, Williams was appointed as a director and the Chairman of the Board and Chief Executive Officer of the Issuer and Easterling was appointed as a director and the President and Secretary of the Issuer.

Subject to ongoing evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

  (a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           NSH beneficially owns 75,520,240 shares of Common Stock, which represent approximately 88.62% of the outstanding shares of Common Stock.  By reason being a director and the Chairman of the Board and Chief Executive Officer of NSH, Williams may be deemed to beneficially own 75,520,240 shares of Common Stock, which represent approximately 88.62% of the outstanding shares of Common Stock.  By reason of being a director and the President and Secretary of NSH, Easterling may be deemed to beneficially own 75,520,240 shares of Common Stock.

(b)           NSH has the sole power to vote and sole power to dispose of 75,520,240 shares of Common Stock, which represent approximately 88.62% of the outstanding shares of Common Stock.  Williams and Easterling  may be deemed to be the indirect beneficial owner of such shares under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, Williams and Easterling disclaim that they are beneficial owners of such shares, except to the extent of  their pecuniary interest herein.

 (c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)           NSH has the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be filed as Exhibits.

Exhibit A – Joint Filing Agreement dated as of January 30, 2015

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATURALSHRIMP HOLDINGS, INC.

Dated: February 2, 2015	By:	/s/ Bill G. Williams
Bill G. Williams, Chief Executive Officer

By:	/s/ Bill G. Williams
Bill G. Williams

Dated: February 2, 2015	/s/ Gerald Easterling
Gerald Easterling

EXHIBIT A

JOINT FILING AGREEMENT

Dated as of January 30, 2014

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Multiplayer Online Dragon, Inc., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect.  Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

NATURALSHRIMP HOLDINGS, INC.

Dated: February 2, 2015	By:	/s/ Bill G. Williams
Bill G. Williams, Chief Executive Officer

By:	/s/ Bill G. Williams
Bill G. Williams

Dated: February 2, 2015	/s/ Gerald Easterling
Gerald Easterling